UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

(Report #1)

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

As previously reported by JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”), on December 16, 2025, the Company entered into a debt exchange agreement (the “Debt Exchange Agreement”) with Sun Lei, the Company’s Chief Executive Officer, Interim Chief Financial Officer and the Co-Chairperson of the Board of Directors (the “Board”) of the Company, pursuant to which the Company agreed to issue to Ms. Lei an aggregate of 300,000 shares of the Company’s common stock (the “Exchange Shares”) in exchange of her cancellation of $1,470,000 (the “Loan Cancellation Amount”) representing a portion of the total outstanding amount of her loans to the Company

On January 2, 2026, at the closing of the Debt Exchange Agreement, which occurred upon satisfaction of all conditions set forth in the Debt Exchange Agreement, the Company issued to Ms. Lei the Exchange Shares at a discounted price of $4.90 per share (based on $6.12 price per share on December 15, 2025 reported by the Nasdaq Capital Market). The issuance of the Exchange Shares were authorized by the Board and holders of a majority of the total outstanding voting power.

The Exchange Shares were issued in reliance upon exemptions from registration requirements under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Regulation S promulgated by the Securities and Exchange Commission (“SEC”) thereunder, as a transaction by an issuer not involving public offering.

On January 3, 2025, the Company issued an aggregate of 140,000 shares of its common stock (the “Bonus Shares”) to the four other members of the Board, including the Co-Chairman, Huidan Li, and the three independent directors, Baojun Zhu, Mu Ruifeng and Jin Yan. Each such director received 35,000 shares of common stock as compensation for such director’s services for the fiscal year ended 2025. The whole Board previously approved and authorized the issuance of the Bonus Shares.

As of the date of this current report on Form 6-K, the Company has 1,866,622 shares of common stock outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2026	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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